FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 26, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

INTERIM FINANCIAL STATEMENTS

June 30, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Balance Sheet

Exhibit   "A"

Statement of Loss and Deficit

Exhibit   "B"

Statement of Cash Flows

Exhibit   "C"

Notes to Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

                                               CURRENT TECHNOLOGY CORPORATION

                                    (Incorporated under the Canada Business Corporations Act)

Balance Sheet

                                                 As at June 30, 2005 and December 31, 2004

                                                                      (Canadian Dollars)

                                                    (unaudited – prepared by management)

Assets

2005

   2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Cash

$     148,783

$       205,530

Accounts receivable

 17,539

113,175

Inventory

 56,071

64,321

Prepaid expenses

 122,884

183,754

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

 345,277

566,780

Equipment and website development (Note 3)

 46,040

35,788

Patents, license and rights (Note 4)

-

90,000

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$      391,317

$     692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Liabilities

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Accounts payable

$      333,240

$     315,899

Convertible promissory note (Note 5)

 -

347,028

Promissory note (Note 5)

 -

881,632

Unearned revenue

  234,239              309,224

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

  567,479

 1,853,803

Convertible promissory note (Note 6)                                                                      849,397

 -

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

  1,416,876

  1,853,803

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Shareholders' Deficiency

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Equity component of convertible promissory notes (Notes 5 and 6)

  234,110

  135,445

Share capital (Note 7)

  32,948,942

  32,455,141

Contributed surplus (Note 8)

  545,112

  545,112

Subscription Liability

  281,842

   -

Deficit, per Exhibit "B"

  (35,035,565)

   (34,296,933)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

  (1,025,559)

   (1,161,235)

Future Operations (Note 1)

Commitments (Note 15)

Subsequent Event (Note 16)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     391,317

$       692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Six Months Ended June 30, 2005 and 2004

(Canadian Dollars)

(unaudited – prepared by management)

	3 months ended June 30, 2005	6 months ended June 30, 2005	3 months ended June 30, 2004	6 months ended June 30, 2004

Revenue	$155,102	$305,847	$50,204	$145,137

Expenses
Amortization	91,054	100,341	7,538	16,150
Bank charges and interest	550	9,465	744	1,831
Consulting	12,300	14,400	-	-
Foreign Exchange (recovery)	3,190	(70,917)	19,516	33,057
Interest on convertible promissory note	25,562	40,409	5,114	10,142
Interest on long term debt	-	19,842	20,169	39,666
Investor relations	32,595	52,441	10,964	15,113
Legal, accounting and filing fees	54,371	166,210	64,140	104,166
Manufacturing	82,077	199,442	26,380	55,621
Marketing	60,928	83,707	14,389	14,389
Office and other	14,736	25,465	13,577	22,790
Product development	25,122	25,122	-	-
Public relations	28,653	46,921	24,192	60,027
Regulatory	3,829	26,942	8,261	33,575
Research report	-	-	32,700	32,700
Rent	14,293	27,055	13,225	26,051
Salaries and benefits	96,794	193,195	91,271	184,008
Telephone	5,935	12,406	9,511	15,249
Test and studies	22,119	44,156	29,493	58,103
Travel	17,227	27,877	23,128	36,325

Net loss	(436,233)	(738,632)	(364,108)	(613,826)

Deficit, beginning of period	(34,599,332)	(34,296,933)	(32,787,563)	(32,537,845)

Deficit, end of period	($35,035,565)	($35,035,565)	($33,151,671)	($33,151,671)

Basic and fully diluted net loss per share	($0.01)	($0.01)	($0.01)	($0.01)

Exhibit "C"

                                            CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

                                        For the Six Months Ended June 30, 2005 and 2004

(Canadian Dollars)

                                                   (unaudited – prepared by management)

	3 months ended June 30, 2005	6 months ended June 30, 2005	3 months ended June 30, 2004	6 months ended June 30, 2004

Operating Activities:
Net Loss, per Exhibit “B”	($436,233)	($738,632)	($364,108)	($613,826)
Adjustments for- Amortization	91,054	100,341	7,538	16,150
	(345,179)	(638,291)	(356,370)	(597,676)

Changes in non-cash working capital
(Increase) Decrease in accounts receivable	40,669	95,636	19,407	(8,552)
(Increase) Decrease in inventory	9,245	8,250		22,453
(Increase) Decrease in prepaid expenses	47,877	60,870	48,282	(99,520)
(Increase) Decrease in subscription receivables	60,480	-	-	-
Increase (Decrease) in demand promissory note	-	(881,632)	-	-
Increase (Decrease) in convertible promissory note	-	(347,028)	-	-
Increase (Decrease) in accounts payable	(30,429)	17,341	15,098	(994)
Increase (Decrease) in unearned revenue	(10,302)	(75,005)	72,959	72,959

Cash flows (used in) operating activities	(227,639)	(1,759,859)	(200,824)	(611,330)

Investing Activities:
Purchase of equipment and website development	(10,367)	(20,593)	(12,500)	(12,500)
Financing Activties:
Convertible promissory note	81,508	849,397	11,398	20,560
Equity component Convertible promissory note	-	98,665	-	-
Promissory note	-	-	51,001	80,029
Issuance of new shares	73,583	493,801	606,495	749,221
Subscription liabilities	172,978	281,842	(230,800)	-
Cash flows from financing activties	328,069	1,723,705	438,094	849,810

Net Increase (Decrease) in Cash	90,063	(56,747)	224,770	225,980

Cash, beginning	58,720	205,330	28,498	27,288

Cash, ending	$148,783	$148,783	$253,268	253,268

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest	550	9,465	744	1,831

  Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $738,632 during the six months ended June 30, 2005 (2004 - $613,826).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $35,035,565 (2004 - $33,151,671).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG"). During the second quarter of 2005 the Company conducted an impairment analysis under SFAS 144 and determined that the net present value of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero.

f)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

. . . 3

 Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) –

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

Distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

Accumulated

2005

2004

Cost

Amortization

 Net

Net

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Computer equipment and software

$186,176

$176,217

$9,959

$  11,994

Furniture and fixtures

43,932

41,174

2,758

1,952

Office equipment

116,962

94,842

22,120

15,106

Website development

42,575

31,372

11,203

6,736

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$389,645

$343,605

$46,040

$35,788

4444444444444444444444444444444444444444444444444444444444444444444444

 . . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is Nil (2004 - $90,000).

5.

Convertible Promissory Note and Promissory Note – December 31, 2004 :

Subsequent to year-end, on March 22, 2005, the company restructured the convertible promissory note and promissory note pursuant to a Forbearance Agreement with a lender who owns over 22% of the company (see note 6).  The following relates to balances outstanding on December 31, 2004:  the liability portion of the convertible promissory note was $347,028 and the equity component was $135,445; the promissory note which was due January 2, 2005 was $881,632.

Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal of the convertible promissory note. As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

6.

Convertible Promissory Note –June 30, 2005:

The promissory note, as described in note 5 above, was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $849,397 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

6.

Convertible Promissory Note June 30, 2005: (Continued)

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b)

Issued and Fully Paid -

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Number

Number

Shares of

Amount

Shares of

Amount

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, beginning

60,240,257

$32,455,141

51,136,811

$30,635,410

Common Shares Issued -

-  For cash

-

5,637,696

919,745

-  For settlement of debt

      360,000

 67,456

2,465,750

703,036

-  Conversion of promissory note

      6,949,766

      420,218

-

-

-  Exercise of warrants

-

-

1,000,000

196,950

-  Exercise of options

      100,000

      6,127

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, ending                                       67,650,023

$32,948,942

60,240,257

$32,455,141

4444444444444444444444444444444444444444444444444444444444444444444444

On August 31, 2004, 1,000,000 warrants were exercised allowing the holders of the warrants to purchase 1,000,000 shares at US$0.15 per share.  No Class "A" Preference shares have been issued.

During the period, the company received US$230,000 for the private placement of  1,840,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

 0%

Weighted average expiry date of options

       5 years

Risk free interest rate                                                        3.75%

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding on June 30, 2005 are as follows:

Number

      Expiry Date

of Shares

Option Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

February

  7,

2006

3,070,000

US   $0.05

December

20,

2006

200,000

US   $0.05

September

  6,

2007

275,000

US $0.125

October

10,

2007

200,000

US   $0.20

December

19,

2007

225,000

US   $0.26

April

  8,

2008

250,000

US   $0.26

July

25,

2008

100,000

US   $0.30

September

30,

2009

200,000

US   $0.30 *

October

17,

2009

850,000

US   $0.25

December

 22,

2009

175,000

US   $0.25

December

23,

2009

100,000

US   $0.25 *

May

17,

2010

175,000

US   $0.23

July

15,

2010

150,000

US   $0.26

    *

2004 Stock Option and Stock Bonus Plan.

. .. 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at June 30, 2005:

2005

2004

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

Outstanding, beginning

5,870,000

0.12

5,270,000

0.12

  -  Granted

200,000

0.26

-

 -

  -  Exercised

      100,000

 0.06

-

-

Outstanding, ending

5,970,000

0.13

5,270,000

0.12

Exercisable, ending

5,970,000

0.13

5,270,000

0.12

The following table summarizes information about stock options outstanding and exercisable at

June 30, 2005:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2005

 Contractual Life

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

US $0.05

3,270,000

0.6 years

3,370,000

US $0.125

 275,000

2.1 years

275,000

US $0.20

200,000

2.2 years

200,000

US $0.26

625,000

3.0 years

475,000

US $0.30

300,000

3.6 years

100,000

US $0.25

1,125,000

4.2 years

850,000

US $0.23

175,000

4.8 years

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

5,970,000

5,270,000

4444444444444444444444444444444444444444444444444444444444444444444444

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

10.

Warrants:

Number

Exercise

      Expiry Date

of Shares

Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January

31,

2006

564,600

US

$0.05

April

30,

2006

200,000

US

$0.30

June

26,

2006

450,000

US

$0.20

3

June

30,

2006

400,000

US

$0.075

June

30,

2006

2,500,000

US

$0.05

3

October

11,

2006

80,000

US

$0.50

January

  9,

2007

2,000,000

US

$0.25

1,3

January

  9,

2007

2,980,000

US

$0.10

    1,2,3

January

  9,

2007

6,949,766

US

$0.05

1,3

January

  9,

2007

179,167

US

$0.15

1,3

January

  9,

2007

1,600,000

US

$0.50

1,3

May

15,

2007

1,227,129

US

$0.55

June

15,

2009

1,000,000

US

$0.15

3

June

15,

2009

1,437,696

US

$0.20

July

15,

2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January

  2,

2010

3,200,000

US

$0.25

3,4

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

2

US$0.05 up to and including February 7, 2006

3

These warrants have a cashless exercise provision

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at June 30,2005:

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

                                                                      (Canadian Dollars)

10.

Warrants: (Continued)

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

16,818,592

0.21

12,814,229

0.21

  -  Issued

10,149,766

0.11

-

-

  -  Exercised

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

26,968,358

0.17

12,814,229

0.21

4444444444444444444444444444444444444444444444444444444444444444444444

11.

Related Party Transactions:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Transactions During the Year -

Salaries and consulting fees accrued or paid

$151,278

$151,238

Interest paid to director for overdue salary payable

8,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

18,032

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

...10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

                     (Canadian Dollars)

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Asia Pacific

$  230,925

$     23,735

Europe

27,702

4,008

The Americas

47,220

117,394

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$305,847

$145,137

4444444444444444444444444444444444444444444444444444444444444444444444

14.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$      58,257

$      58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$           -

$            -

$         -

4444444444444444444444444444444444444444444444444444444444444444444444

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$   483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

  2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

...11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

15.

Commitments:

The company has entered into an agreement to lease premises from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$16,100

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

          2011

36,800

16.

Subsequent Event:

Subsequent to June 30, 2005, the Company received US$75,000 for the private of 600,000 units. Each unit consists of one share and one five year warant with an exercise price of US$0.25.  The units have not been issued.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - Canadian GAAP

$(738,632)

$(613,826)

Adjustments in Respect of:

 Stock- based compensation expense -

employees

-

-

                 non-employees

-

-       ))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - U.S GAAP

$(738,632)

$(613,826)

4444444444444444444444444444444444444444444444444444444444444444444444

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

…12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

 0%

Weighted average expiry date of options

       5 years

Risk-free interest rate                                                               3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted Average Number of Shares Outstanding:

Canadian GAAP

67,650,023

55,154,507

Less:  Escrow shares

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

U.S. GAAP

67,650,023

55,154,507

4444444444444444444444444444444444444444444444444444444444444444444444

Basic loss per share under U.S. GAAP

$(0.01)

$(0.01)

4444444444444444444444444444444444444444444444444444444444444444444444

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2005

2004

Liabilities - Canadian GAAP

$1,416,876

$1,774,693

Effect of equity portion of

convertible promissory note

234,110

135,445

Liabilities - U.S. GAAP

$1,650,986

$1,910,138

…13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the six months ended June 30, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

2005

2004

Deficit - Canadian GAAP

$(1,025,559)

$(1,161,235)

Effect of equity portion of

convertible promissory note

(234,110)

(135,445)

Current year adjustment to net income

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

Deficit - U.S. GAAP

$(1,539,484)

$(1,576,495)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2004 Year End Report and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation's website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first six months of 2005 increased $160,710 (107%) from $145,137 in 2004 to $305,847 in 2005.  Total expenses increased $285,516 (38%) from $758,963 in 2004 to $1,044,479 in 2005.  As a result of the $160,710 increase in revenue and $285,516 increase in expenses, the net loss increased $124,806 (20%) from $613,826 in 2004 to $738,632 in 2005.

The increase in net loss of $124,806 was primarily a result of the following factors: the write-off of $85,000 of patents, licences and rights (included in amortization) reflecting the results of an impairment analysis under SFAS 144 which determined that the net present value  of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero; a foreign exchange recovery of $70,917 versus an expense of $33,057 in 2004; an increase of investor relations expense of $37,328; an increase of legal, accounting and filing fees of $62,044 primarily reflecting the completion of the Forbearance Agreement with the Corporation's largest shareholder Keith Denner; an increase in manufacturing of $143,821; an increase in marketing of $69,318; product development expenses of $25,122; offset by decreases in public relations of $13,106 and research report of $32,700 and the revenue increase of $160,710.

Revenue for the current three month period (i.e. the second quarter) increased $104,898 (209%) from $50,204 in 2004 to $155,102 in 2005.  Total expenses increased $177,023 (43%) from $414,312 in 2004 to $591,335 in 2005.  As a result of the $104,898 increase in revenue and $177,023 increase in expenses, the net loss increased $72,125 (20%) from $364,108 in 2004 to $436,233 in 2005.

The dominant distinguishing differences in the second quarter between 2005 and 2004 were:  the aforementioned amortization of intellectual property; increases in investor relations activity and manufacturing and marketing expenses; product development expenses; and the lack of research report expenditures in 2005.

Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $222,202 at June 30, 2005, for a total decrease of $1,064,821. This decrease in working capital deficiency was a result of three factors: the conversion of a $347,028

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January 2007; and a decrease in both current assets of $221,503 and unearned revenue of $75,005.

The aforementioned decrease in current assets of $221,503 was a result of a decrease in cash of $56,747; a decrease in accounts receivable of $95,636; and the reduction of prepaid expenses of $60,870.

With respect to the capital section of the balance sheet, $420,218 of shares were issued on conversion of the convertible promissory note and $67,456 on settlement of debt; the equity component of the convertible promissory note increased by $98,665 after debt restructuring; and the subscription liability increased by $281,842.  The net effect of these changes was a decrease in the capital deficiency of $135,676 from $1,161,235 on December 31, 2004 to $1,025,559 on June 30, 2005.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $1,759,859 by net financing activities of $1,723,705  is clearly demonstrated in this statement.

Commentary:   TrichoGenesis platforms are operating in 16 countries around the world:

The Americas Canada United States* Mexico Argentina Chile	Asia Pacific Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units;  the balance are ElectroTrichoGenesis devices.

The Americas

United States:  Market testing and evaluation of its proprietary CTG (CosmeticTrichoGenesis) Mark 5 commenced in two BeautyFirst salons and spas located in Wichita, Kansas and Troy, Michigan.  Serving a large and active market-affluent, but time-starved working women between the ages of 25 and 54 - BeautyFirst has over 80 locations in 23 states and is growing rapidly.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

During the week of August 22, the Corporation delivered equipment and conducted corporate head office and salon training in Wichita and salon training in Troy.

Media coverage in Women's Wear Daily, Dermatology Times, Essence and local television in New York City occurred during the period under review.  Interviews in national newspapers, magazines and radio stations took place, for possible release in the future.

There was no change in the distribution network during the period, but negotiations are ongoing with other parties which may expand the distribution footprint in the future.

Mexico:  The exclusive distributor for Mexico, Current Image Technology S.A. de C.V. ("CIT"), opened a second ETG (ElectroTrichoGenesis) Treatment Center in Mexico City.  Situated in an historical building in the upscale San Angel district of the capital city, the new location compliments the successful three unit flagship ETG Center in the Polanco district.  Dr. Rosa Corzo, CIT's president, hosted a grand opening of the new location in July.

Asia Pacific

Korea (Contract: 68 units over 4 years):  The Corporation entered into an agreement with GI Meditech Korea Inc. ("Meditech") for the distribution of CosmeticTrichoGenesis Mark 5s in Korea.  Meditech has agreed to purchase a minimum of 68 Mark 5s over a period of four years and has taken delivery of the first unit.

Taiwan:  The Corporation has shipped four CosmeticTrichoGenesis Mark 5s to Taiwan and has received from Gromark Consumers Enterprise Pte. Ltd. ("Gromark") a preliminary report on the ongoing market evaluation in Taiwan.  In the capital city of Taipei to provide further sales and marketing training, Gromark's Medical Director Dr. Eugene Hong C.J. advised "a number of trial subjects have reported positive results and are happy with their treatments".  The market evaluation will run for sixteen weeks and is approximately fifty percent completed.  Gromark advises a prospective sub-distributor involved in the evaluation process expressed interest in importing 40 units if the pilot project proves successful.

Thailand (Contract: 30 units over 4 years):  Regulatory approval for ElectroTrichoGenesis as a medical device was obtained earlier this year and the first two ETGs were delivered in June.

Singapore (Contract: 14 units over 3 years):  Gromark opened its flagship ETG Treatment Center in the Camden Medical Centre during the fourth quarter of 2004.  The busy Camden location serves as both a commercial venue and a training facility for the Asia-Pacific Region.  A second ETG was shipped to the Camden location in April 2005.  Gromark is developing a second location in Singapore's central business district ("CBD") and had originally intended to use one of the ETGs in the flagship Camden location for the new CBD operation.  However, due to the

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

high level of activity in the flagship Camden location, Gromark ordered a third ETG for the new CBD facility.  A third location is being planned.

Other:  Gromark has partnered with a very successful local group to develop the dynamic Hong Kong market.  Three ETGs have been purchased and are being prepared for shipment which is anticipated shortly.  A distribution agreement is in place with Gromark for Malaysia and the first two units have been purchased.  Gromark is continuing negotiations with local business associates with the objective of opening the market as quickly as possible.

Europe

Poland:  The first ETG (ElectroTrichoGenesis) Treatment Center opened in Warsaw, Poland this August.  Operating under the name "ETG Terapia," the Center is located in Warsaw's prime central business district in close proximity to the Ministry of Finance and the National Bank of Poland.

Other:  The Corporation has commenced formal negotiations for the distribution of ETG  Mark 1s in several countries in Europe.  Earlier this year, the Company announced it had received the CE Medical Mark for its ETG device, thus setting the stage for these negotiations.

Manufacturing

Current Technology has contracted with its prime contractor and lead manufacturer, Sicom Industries Ltd. of Surrey, British Columbia, for twenty TrichoGenesis units.  The run is limited to twenty units because a new gel coat manufacturing process is being employed to produce the main body of the unit.  When the new process is properly integrated into the production cycle, a larger run of units will be ordered.  Delivery of the first units is expected by the end of October.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

Current Technology's equipment is operating in 16 countries and the Corporation believes at least two new markets will be opened in Asia including Malaysia and Hong Kong.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

During the period under review, KEMA Quality B.V., Arnhem, The Netherlands, issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the "CE Marking of Conformity" to its ETG Mark 1 medical device.  Successful completion of the CE Medical Mark fulfils a pre-condition to shipment of units to various parts of the world.  Local requirements on a country by country basis must still be met and these requirements often result in shipment delays particularly for a new product introduction, but obtaining the CE Medical Mark is an important first step.

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first quarter of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under ISO 13485:2003.  Implemented last year and mandatory by March 2006, this is the highest standard issued for medical devices.  The Corporation recently received a copy of the certificate which was issued on April 15, 2005 and is valid until February 25, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2003 through June 30, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

	2005			2004		2003
Canadian Dollars	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	155,102	150,745	178,896	10,408	50,204	94,933	44,156	39,988
Operating loss	436,233	302,399	706,518	438,744	364,108	249,718	208,242	277,103
Net loss	436,233	302,399	706,518	438,744	364,108	249,718	209,860	277,103

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately equal to the combined revenues for 2003 and 2002 and revenue for the first half of 2005 was only slightly less than revenue for 2004, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2005, particularly revenue in the United States and Asia, however, quarter by quarter comparisons in 2005 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $738,632 during the six months ended June 30, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $35,035,565 at June 30, 2005. On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to notes 5 and 6 to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States and Asia are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 - 100  units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate by the end of 2005 or early 2006.

CAPITAL RESOURCES

Share Capital:  During period the Corporation issued 6,949,766 shares for $420,218 as the convertible promissory note was converted to equity; $67,456 for settlement of debt; and $6,127 on the exercise of options.

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -
- For cash		-
- For settlement of debt	360,000	67,456
- Conversion of promissory note	6,949,766	420,218
- Exercise of warrants	-	-
- Exercise of options	100,000	6,127

Balance, ending	67,650,023	$32,948,942

During the period, the Corporation received US$230,000 for the private placement of 1,840,000 units. Subsequent to June 30, 2005, the Corporation received US$75,000 for the private placement of 600,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $849,397 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation's property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

      Number of Warrants                   Expiry Date                      Exercise Price       New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$151,278

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Quarter End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition or disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to June 30, 2005 (.8160).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $70,917 to June 30, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.  On June 30, 2005 the value was C$12,254.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

OTHER MD&A REQUIREMENTS

Share Capital:  There were 67,650,023 common shares and no preference shares outstanding on June 30, 2005.

Warrants:  The following warrants were outstanding on June 30, 2005.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 31, 2006

564,600

US

$0.05

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

3

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

3

October 11, 2006

80,000

US

$0.50

January 9,

 2007

2,000,000

US

$0.25

     3,4

January 9, 2007

2,980,000

US

$0.10     1,3,4

January 9, 2007

179,167

US

$0.15

3,4

January 9, 2007

1,600,000

US

$0.50

3,4

January 9, 2007

6,949,766

US

$0.05

        3,4

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,437,696

US

$0.20

July

 15, 2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

   2,3

1

US$0.05 up to and including February 7, 2006

2

The expiry date is the later of January 2, 2010 and the date that is one year and five business days after the debt is paid in full.

3

These warrants have a cashless exercise provision

4

The expiry date is the later of January 9, 2007 and the date that is one year and five business days after the debt is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

Stock Options:  The following stock options were outstanding June 30, 2005.

Number

Expiry Date

of Shares

Option Price

February 7, 2006

3,070,000

US   $0.05

December 20, 2006

200,000

US   $0.05

September 6, 2007

275,000

US $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

July 25, 2008

100,000

US   $0.30

September 30, 2009

200,000

US   $0.30*

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

100,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

* 2004 Stock Option and Stock Bonus Plan

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.  Options outstanding under the Plan at June 30, 2005 were as follows:

Number

Expiry Date

of Shares

Option Price

September 30, 2009

500,000

US   $0.30*

December 23, 2009

100,000

US   $0.25

* Vesting period are as follows:

50,000 on each of September 30, 2004; December 31, 2004; March 31, 2005; June 30, 2005; September 30, 2005; December 31, 2005; March 31, 2006; June 30, 2006; and 100,000 on September 30, 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 (continued)

Note:    A total of 300,000 of the foregoing options were vested on June 30, 2005.

The following are the results of the Annual and Special Meeting of its shareholders held in Vancouver, British Columbia on June 17, 2005:

Motions	Percentage Approval
Appoint auditor	99.95%
Elect Anne Kramer	99.72%
Elect Robert K. Kramer	99.72%
Elect Peter W. Bell	99.93%
Elect Anthony J. Harrison	99.51%
Elect Eldon K. Heppner	85.68%
Elect George A. Chen	99.93%
Approve stock options	97.78%
Ratify 2004 Stock Option and Stock Bonus Plan	99.06%

Over 35% of the outstanding shares were represented at the meeting.

On June 17, 2005 the Board of Directors appointed the following officers:

Name	Office
Anne Kramer	Chairman of the Board
Robert K. Kramer	President and Chief Executive Officer
George A. Chen	Chief Financial Officer
Anthony J. Harrison	Chief Operating Officer

The Board of Directors also appointed the following persons to the Audit Committee:

Eldon K. Heppner, CA (Chair), Peter W. Bell, MBA and Robert K. Kramer, CA, CPA.

On July 8, 2005, Eldon Heppner resigned from the Board of Directors and the Audit Committee.  In a July 18 press release CEO Robert Kramer stated, "Eldon has been a long-term shareholder of Current Technology.  He is both a friend and a business associate and I wish to thank him for his support of and contribution to the Company".

Date:  August 24, 2005.

Form 52-109FT1

Certification of INTERIM Filings during Transition Period

I, George Chen, CFO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  August 26, 2005

   "George Chen"

George Chen

CFO and Director

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Robert Kramer, President, CEO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  August 26, 2005

 " Robert Kramer"

Robert Kramer

President, CEO and Director

Current Technology Corporation

August 26, 2005

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report June 30, 2005

We confirm that the following material was sent by pre-paid mail on August 26, 2005  to all shareholders on our supplemental mail list:

Quarterly Report June 30, 2005 / Interim Financial Statements for the six months ended June 30, 2005 and Management's Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

"Robert K. Kramer"

Chief Executive Officer and Director

Suite 1430, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.current-technology.com